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                                                     Filed by Liquid Audio, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rule 13e-4(c) and Rule 14a-12 under the Securities Act of 1934
                                                                 August 23, 2002

                                  Subject Company:  Alliance Entertainment Corp.
                                                   Commission File No. 001-13054



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                              [Liquid Audio Logo]


                                                           FOR IMMEDIATE RELEASE

              Liquid Audio Expands Board, Elects Two New Directors

REDWOOD CITY, Calif. (Aug. 23, 2002)--Liquid Audio, Inc. (Nasdaq: LQID) today announced that it has amended its bylaws to increase the size of the board of directors from five to seven members. James D. Somes and Judith N. Frank have been elected to the company's board effective immediately. Mr. Somes has been elected to Class II, which is scheduled for reelection at the annual meeting in 2004, and Ms. Frank has been elected to Class I, which is scheduled for reelection at the annual meeting in 2003.

Mr. Somes is a founder and managing director of Alexander Dunham Capital, a merchant bank boutique that advises high-growth technology and healthcare companies on capital formation, acquisitions, mergers and general corporate finance issues. Somes began his finance career at Morgan Guaranty Trust Company (J.P. Morgan) and has significant financial management experience including positions at Citicorp's Leveraged Capital Group, Citicorp's Asian Merchant Bank and Ambient Capital Group.

Ms. Frank is the principal of Asset Strategies, a successful consulting practice focused on strategic, transactional and implementational matters for corporate, governmental and institutional clients. Frank brings more than 25 years experience in P&L management, operations, business development, strategic planning and management consulting, and has held high-level positions at leading entertainment companies including 20th Century-Fox Film Corp. and Warner Bros.

Somes and Frank join the existing board, which consists of the following directors:

     |X| Raymond Doig, president of EMV Partners Corporation

     |X| Stephen Imbler, former president and CEO of Hyperion Solutions Corp.

     |X| Robert Flynn, co-founder and senior vice president of Business
         Development, Liquid Audio

     |X| Gerald Kearby, co-founder, president and CEO, Liquid Audio

     |X| Ann Winblad, co-founder and general partner, Hummer Winblad Venture
         Partners

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                                     -more-
2-2-2-2
Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, Web sites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate Web sites in the Liquid Music Network(TM).

                                     # # #

       Liquid, Liquid Audio, Liquid Player, Liquid Music Network and the Liquid Audio logo are trademarks of Liquid Audio, Inc.

For more information, press only:
Kim Strop, Liquid Audio, Inc., (650) 549-2194, email: kstrop@liquidaudio.com

Forward-Looking Statements
All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment Corp. and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.


Additional Information and Where to Find It
Liquid Audio has filed a Registration Statement on SEC Form S-4 in connection with the merger and plans to file a Tender Offer Statement on Schedule TO in connection with the offer. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and the Tender Offer Statement carefully when it is available. The Registration Statement contains important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.


In addition to the Registration Statement and the Tender Offer Statement, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the


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SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.


Interests of Certain Persons in the Merger
The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger is available in the Registration Statement.


Solicitation of Proxies
Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants is set forth in the Registration Statement filed with the SEC.